Profit and Loss

Fierce Foundry LLC
January 1-December 31, 2024

	TOTAL
Income	
Merchandise Revenue	583.21
Services	8,500.00
Sponsorship	2,000.00
Total for Income	**$11,083.21**
Cost of Goods Sold	
Cost of goods sold	
Product Costs	858.79
Total for Cost of goods sold	**$858.79**
Total for Cost of Goods Sold	**$858.79**
Gross Profit	**$10,224.42**
Expenses	
Advertising & marketing	
Email & Messaging	417.00
Events	2,210.38
FemHack Prizes	1,900.00
Marketing Agency	4,426.99
Social media	394.51
Total for Advertising & marketing	**$9,348.88**
Business Development	9,372.01
Business licences	78.00
General business expenses	
Bank fees & service charges	188.54
Memberships & subscriptions	21.30
Total for General business expenses	**$209.84**
Interest paid	199.31
Meals	
Meals with clients	1,210.97
Travel meals	94.20
Total for Meals	**$1,305.17**
Office expenses	
Office supplies	103.18
Printing & photocopying	187.66
Shipping & postage	238.22
Software & apps	-140.85
Total for Office expenses	**$388.21**
Professional Services	$15,287.00
Accounting fees	2,030.00
Legal fees	2,425.50
Total for Professional Services	**$19,742.50**
Software & Subscriptions	1,649.90

Profit and Loss

Fierce Foundry LLC

January 1-December 31, 2024

	TOTAL
Uncategorized Expense	4,041.97
Total for Expenses	**$46,335.79**
Net Operating Income	**-$36,111.37**
Other Expenses	
Vehicle expenses	
Parking & tolls	17.83
Total for Vehicle expenses	**$17.83**
Total for Other Expenses	**$17.83**
Net Other Income	**-$17.83**
Net Income	**-$36,129.20**